Contact

www.linkedin.com/in/gunncary
(LinkedIn)
www.genalyte.com (Company)

Top Skills

Nanotechnology

Analog

Start-ups

Publications

A Robust Silicon Photonic Platform
for Multiparameter Biological
Analysis

Characterization of the evanescent
field profile and bound mass
sensitivity of a label-free silicon
photonic microring resonator
biosensing platform

Cary Gunn

CEO Tenure Health, Founder and BOD at Genalyte
Encinitas, California, United States

Summary

I've founded 2 venture-backed companies valued together over $1B.
At Luxtera we developed highly integrated silicon photonics chips
that leapfrogged existing networking bandwidth, and at Genalyte we
have developed a diagnostic machine capable of performing 90%
of the blood tests doctors order, in the doctor's office in 20min, also
using silicon photonics chips.

Tenure Health is aimed at the biggest problem in healthcare -
that our health insurance companies are not aligned with the best
interests of their patients, leading to expensive, fragmented and
frustrating healthcare. It doesn't need to be that way.

Along the way I've accumulated ~100 patents, a "Top 35 under 35"
from MIT TechReview, the OSA's Adolph Lomb Medal, an Innovation
Prize from the Berthold-Leibinger Foundation, and more TV and print
appearances than I'm comfortable with.

I've been fortunate to build, lead and work alongside teams capable
of solving extremely hard problems of significance to the world, and
I find no greater satisfaction than when our efforts result in a product
that positively impacts lives.

_____

Experience

Tenure Health
CEO and Founder
July 2021 - Present (2 years 9 months)
San Diego County, California, United States

Genalyte, Inc.
17 years

Founder
April 2007 - Present (17 years)

Board Of Directors
April 2007 - Present (17 years)

CEO, Founder
April 2007 - October 2020 (13 years 7 months)

Luxtera, Inc.
CTO, Co-founder
November 2001 - 2008 (7 years)

US Air Force, Space Command
Project Manager
July 1991 - May 2000 (8 years 11 months)

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Education

Caltech
PhD, Electrical Engineering · (1999 - 2004)

United States Air Force Academy
BS, Applied Physics, Organic Chemistry · (1991 - 1995)